SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Global Crossing Airlines Group Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
37960G401
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37960G401

1.	NAMES OF REPORTING PERSONS Joba Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,050,719
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,050,719
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,719*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.28%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Represents (x) (i) 722,581 shares of Common Stock, and (ii) 328,138 Warrants to purchase 328,138 shares of Common Stock held by Joba Irrevocable Trust (the “Trust”). Joseph DaGrosa, Jr. is the trustee of the Trust and the beneficiaries of the trust are Mr. DaGrosa’s children. Mr. DaGrosa has sole voting and dispositive control over the Common Stock and the Warrants held by the Trust. The Trust disclaims beneficial ownership of such securities except to the extent of its respective pecuniary interest therein. Percent of class represented is based on 31,660,576 shares of Common Stock outstanding as of September 30, 2022, as reported on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on October 31, 2022, plus 328,138 shares of Common Stock underlying 328,138 Warrants.

CUSIP No. 37960G401

1.	NAMES OF REPORTING PERSONS Joseph DaGrosa, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,960,714
	6.	SHARED VOTING POWER 1,050,719
	7.	SOLE DISPOSITIVE POWER 2,960,714
	8.	SHARED DISPOSITIVE POWER 1,050,719

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,011,433*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Represents (x) 2,960,714 Common Stock held by Mr. DaGrosa; and (y) (i) 722,581 shares of Common Stock, and (ii) 328,138 Warrants to purchase 328,138 shares of Common Stock held by Joba Irrevocable Trust (the “Trust”). Mr. DaGrosa is the trustee of the Trust and the beneficiaries of the trust are Mr. DaGrosa’s Children. The shares of Common Stock held by Mr. DaGrosa represent 9.25% of the class and the shares of Common Stock and the shares underlying the Warrants represent 3.28% of the class. Mr. DaGrosa disclaims beneficial ownership of such securities except to the extent of his respective pecuniary interest therein. Percent of class represented is based on 31,660,576 shares of Common Stock outstanding as of September 30, 2022, as reported on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on October 31, 2022, plus 328,138 shares of Common Stock underlying 328,138 Warrants.

CUSIP No. 37960G401

Item 1(a). Name of Issuer:

Global Crossing Airlines Group Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

4200 NW 36th Street, Building 5A, Miami International Airport, Miami, FL 33166

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Joba Irrevocable Trust

(ii) Joseph DaGrosa, Jr.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 2333 Ponce de Leon Blvd., Suite 630, Coral Gables, FL 33134.

Item 2(c). Citizenship:

(i) Joba Irrevocable Trust is a Trust formed in the State of Florida.

(ii) Joseph DaGrosa, Jr. is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).*   *Common Stock is the class of securities of the Issuer registered pursuant Section 12(g) of the Securities Exchange Act of 1934, as amended. Certain of the Reporting Persons own Warrants of the Issuer (the “Warrants”) which may be exercised or converted, as applicable, within 60 days of the date hereof.

Item 2(e). CUSIP Number:

  37960G401

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________

Not Applicable.

CUSIP No. 37960G401

Item 4. Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Joseph DaGrosa, Jr. may be deemed to beneficially own an aggregate of 4,011,433 shares of Common Stock, including (x) 2,960,714 Common Stock held by Mr. DaGrosa and (y) 2333 Ponce de Leon Blvd., Suite 630, Coral Gables, FL 33134 held by the Trust. The shares held by the Percent of class represented is based on 31,660,576 shares of Common Stock issued and outstanding as of September 30, 2022, as reported on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on October 31, 2022, plus 328,138 shares of Common Stock underlying 328,138 Warrants. Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Mr. DaGrosa is the trustee of the Trust and has the power to direct the proceeds from the sale of securities owned by the Trust. The Trust beneficially owns an aggregate of 1,050,719 shares of Common Stock, representing 3.28% of the total Common Stock issued and outstanding, plus 328,138 shares of Common Stock underlying 328,138 Warrants.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

 Not Applicable.

Item 8. Identification and Classification of Members of the Group.

 Not Applicable.

Item 9. Notice of Dissolution of Group.

 Not Applicable.

Item 10. Certifications.

Not Applicable.

CUSIP No. 37960G401

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2023

JOBA IRREVOCABLE TRUST

By:	/s/ Joseph DaGrosa, Jr.
	Name:	Joseph DaGrosa, Jr.
	Title:	Trustee

JOSEPH DAGROSA, JR.

/s/ Joseph DaGrosa, Jr.
Joseph DaGrosa, Jr.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18. U.S.C. 1001).